SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 10)

AMERICA SERVICE GROUP, INC.
__________________________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
__________________________________________________
(Title of Class of Securities)

02364L109
__________________________________________________
(CUSIP NUMBER)

Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
Suite 808
4514 Cole Avenue
Dallas, Texas 75205
Tel. No.: (214) 522-2100
__________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2000
__________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

CUSIP No. 02364L109	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Value Partners, Ltd. - 75-2291866
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,575*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 375,575*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,575*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14		TYPE OF REPORTING PERSON PN

*But see Item 5

CUSIP No. 02364L109	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ewing & Partners - 75-2741747
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14		TYPE OF REPORTING PERSON PN

*But see Item 5

CUSIP No. 02364L109	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Timothy G. Ewing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN

*But see Item 5

Amendment No. 10 to SCHEDULE 13D

          This Amendment No. 10 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.01 per share ("Common Stock"), of America Service Group, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on November 24, 1993 and as amended from time to time since such date to the date hereof (the "Statement"). The Statement is hereby amended and supplemented as follows:

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

          Between March 6, 2000 and April 19, 2000, Value Partners disposed of 175,000 shares of Common Stock. The 375,575 shares of Common Stock beneficially owned by Value Partners were acquired in transactions effected in the over-the-counter market with the working capital of Value Partners, which shares represent 10.1% of the Common Stock outstanding as of March 20, 2000.

Item 4.          Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

          Between March 6, 2000 and April 19, 2000, Value Partners has acquired the 375,575 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by it.

          Except as set forth above, none of Value Partners, Ewing & Partners, EAM, or Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.          Interest In Securities Of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

           (a)          As of April 19, 2000, Value Partners beneficially owned 375,575 shares of Common Stock, which represents 10.1% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 375,575 shares of Common Stock beneficially owned by Value Partners as of April 19, 2000, by (ii) 3,729,143 shares of Common Stock outstanding as of March 20, 2000 based upon the Issuer's Annual Report on Form 10-K405 filed with the Securities and Exchange Commission on March 30, 2000.

           (b)          Value Partners has the sole power to vote and dispose of the 375,575 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 375,575 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 375,575 shares of Common Stock owned by Value Partners.

           (c)          Since the most recent filing on Schedule 13D, Value Partners effected the following transactions in the Common Stock in the over-the-counter market:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)*
03/06/00	Sale	15,000	$13.875
03/27/00	Sale	10,000	$13.875
04/17/00	Sale	50,000	$16.25
04/19/00	Sale	100,000	$15.75
		175,000

*Price per share includes broker's commissions.

            (d)          Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

           (e)          Not applicable.

Item 7.           Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated as of April 6, 1999 (previously filed as Exhibit 1 to the Amendment No. 3 to Schedule 13D dated April 6, 1999 and incorporated herein by reference).

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:          April 27, 2000

VALUE PARTNERS, LTD.

By:	EWING & PARTNERS as General Partner

By:	/S/ TIMOTHY G. EWING ___________________________ Timothy G. Ewing as Managing Partner

EWING & PARTNERS

By:	/S/ TIMOTHY G. EWING __________________________________ Timothy G. Ewing as Managing Partner

/S/ TIMOTHY G. EWING ________________________________________ Timothy G. Ewing